Agile Therapeutics, Inc. 101 Poor Farm Road Princeton, NJ 08540 T: 609-683-1880 F: 609-683-1855 www.agiletherapeutics.com

July 1, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                 Jeffrey P. Riedler

Assistant Director

Re:                             Agile Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-205120

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Agile Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-205120), so that the Registration Statement may become effective at 4:00 p.m. (Washington, D.C. time) on July 1, 2015, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AGILE THERAPEUTICS, INC.

By:	/s/ Alfred Altomari
Name:	Alfred Altomari
Title:	Chief Executive Officer